Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
AIP Alternative Strategies Funds:
Alpha Hedged Strategies Fund
Beta Hedged Strategies Fund

We consent to the use of our report dated February 29, 2008, with respect to the statements of assets and liabilities of the AIP Alternative Strategies Funds as of December 31, 2007, and the related statements of operations, changes in net assets, cash flows and the financial highlights for the year then ended, incorporated by reference herein, and to the references to our Firm under the headings “Financial Highlights” in Part A and “Independent Registered Public Accounting Firm” in Part B of the Registration Statement.

/s/ KPMG LLP

Milwaukee, WI
April 28, 2008